                                                      File No. 70-8957

                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                __________________________________

                          Amendment No. 1 to
                               FORM U-1
               __________________________________

                      APPLICATION OR DECLARATION

                               under the

              PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                 * * *

                       APPALACHIAN POWER COMPANY
               40 Franklin Road, Roanoke, Virginia 24022
             (Name of companies filing this statement and
               addresses of principal executive offices)

                                 * * *

                 AMERICAN ELECTRIC POWER COMPANY, INC.
                1 Riverside Plaza, Columbus, Ohio 43215
                (Name of top registered holding company
                parent of each applicant or declarant)

                                 * * *

                      Armando A. Pena, Treasurer
              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                1 Riverside Plaza, Columbus, Ohio 43215

          John F. Di Lorenzo, Jr., Associate General Counsel
              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                1 Riverside Plaza, Columbus, Ohio 43215
              (Names and addresses of agents for service)


      The undersigned Appalachian Power Company ("APCO" or the "Company") hereby amends its Application/Declaration on Form U-1 to amend and restate ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION as follows:
Item 1.    Description of Proposed Transaction.
Background.
      Appalachian Power Company ("APCo"), a public utility subsidi-ary of American Electric Power Company, Inc., a registered holding company, is party to a utility mortgage dated December 1, 1940 (the "Mortgage") with Bankers Trust Company (the "Trustee"). Under
Section 40 of the Mortgage, APCo covenants that it will, at all times, make or cause to be made such expenditures by means of re-pairs, maintenance, substitutions of property or otherwise as shall be necessary to maintain, preserve and keep the mortgaged property in good repair, working order and condition as an operating system or systems...."
Maintenance Certificate
      In furtherance of its maintenance obligation, annually APCo must furnish a treasurer's maintenance certificate to the Trustee.
Part I of the maintenance certificate provides that the maintenance obligation be calculated on a 15% of base operating revenues test.
Part II of the maintenance certificate supplements Part I by requiring that the maintenance obligation be calculated on the percentage of depreciable property, currently 2.25% (the
"Applicable Percentage"). [See Footnote 1]
                             [Footnote 1]
      "Applicable Percentage" is defined as 2-1/4% or such other percentage as shall be authorized or approved, upon application by the Company, by the Securities and Exchange Commission, or by any successor commission thereto, under the Public Utility Holding Company Act of 1935.
      "Depreciable Property" is defined as an amount equal to the sum of (a) the aggregate of the cost to the Company, or the original cost (whichever is less) of the depreciable property of the Company in service and used or useful in the business of generating, transmitting, distributing or supplying electricity.
                          [End of Footnote 1]
      Under Part II, the Company must deposit an amount in cash or principal amount of bonds outstanding equal to the excess of the product of the Applicable Percentage and the average of the Depreciable Property of the Company at the first and the last day of the preceding calendar year over the sum of (i) the aggregate amount expended during the preceding calendar year for property subsituted for retired property, (ii) the aggregate of the property additions certified, and the cash and/or bonds deposited pursuant to Part I, and (iii) any credit applicable to prior years. The Company may under this covenant certify to the Trustee, in lieu of depositing cash or bonds, property additions which are not then funded property (which thereupon become funded propety) at cost or fair value, whichever is less.
      Cash deposited with the Trustee pursuant to Section 40 of the Mortgage may be used to redeem certain series of First Mortgage Bonds at par.
1979 Order.
      On May 7, 1979 (HCAR No. 21040; File 70-6289), the Commission approved the amendment of the Mortgage to facilitate the amendment of the Mortgage at a future date to delete the third paragraph of
Part I of Section 40: the requirement that the Company annually satisfy the 15% revenue test.
      In the same order, the Commission approved a change in the amount of the Applicable Percentage specified under Part II of the Mortgage from 2-1/4% to 2.90%, such change to become effective on the date when the Mortgage shall be amended to delete the provi-sions of the third paragraph of Part I of Section 40, and to con-tinue at 2.90% until another change in such percentage shall be authorized or approved.
      Said amendment to delete such provisions of Part I could not be made as long as bonds issued under the prior provisions of the Mortgage were outstanding. No such series of first mortgage bonds are currently outstanding and the Company proposes at this time to amend the Mortgage to delete the third paragraph of Part I of
Section 40. Such amendment would automatically effect an increase in the Applicable Percentage from 2.25% to 2.90% in accordance with the May 1979 order unless a different percentage is authorized by the Commission.
Retention of Current Applicable Percentage.
      APCo believes that the current 2.25% Applicable Percentage is a reasonable annual requirement for the replacement of the book cost of its depreciable mortgaged property. An increase in said Applicable Percentage to 2.9% would significantly increase the amount of cash, bonds or property additions the Company would be required to deposit with the Trustee without increasing the actual amount the Company must expend to maintain its property. [See Footnote 2]
                             [Footnote 2]
      For the year ended December 31, 1995, under Part II of the maintenance certificate, the deficit was computed as follows:
           Depreciable property                   $4,260,217,018
           Applicable Percentage                          x 2.25%
           Product                                    95,854,883
           Less retirements                          (77,902,123)
           Deficit                                $   17,952,760
Based on an Applicable Percentage of 2.90% the deficit would be:
           Depreciable property                   $4,260,217,018
           Applicable Percentage                          x 2.90%
           Product                                   123,546,294
           Less retirements                          (77,902,123)
           Deficit                                $   45,644,171
                          [End of Footnote 2]
      Retaining the current percentage maintains the maintenance obligation but provides the Company with the flexibility to utilize its property additions and/or cash in other ways. Bondholders benefit from the lower Applicable Percentage because when the Company elects to put up cash to fulfill its obligations, it can direct the Trustee to call bonds for redemption at par with said cash, thereby (1) depriving the holders of their anticipated interest income stream for the term of the bonds and (2) redeeming the bonds for a lesser amount than would be payable for non-main-tenance optional redemptions. [See Footnote 3]
                             [Footnote 3]
      For example, in 1996 the 9-7/8% Series of First Mortgage Bonds were redeemed with money deposited pursuant to the maintenance provisions, at 100% of their principal amount. If they had been redeemed by option of the Company and not pursuant to maintenance provisions, they would have been redeemed at a premium of 106.42% of the principal amount.
                          [End of Footnote 3]
Compliance with Rule 54:
      Rule 54 provides that in determining whether to approve cer-tain transactions other than those involving exempt wholesale generators ('EWG') or foreign utility companies ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
      Rule 53(a)(1). As of September 30, 1996, American Electric Power Company, Inc. ('American'), parent of the Companies, had no investments in EWGs or FUCOs. This investment represents less than 1% of $1,473,434,000, the average of the consolidated retained earnings of American reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1996.
      Rule 53(a)(2). American will maintain books and records and make available the books and records required by Rule 53(a)(2).
      Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of American will, at any one time, directly or indirectly, render services to an EWG or FUCO.
      Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's operating company subsidiaries.
      Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar pro-ceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,472,434,000) represented an increase of approximately $117,179,000 (or 8.6%) in the average consolidated retained earnings from the previous four quarterly periods ($1,356,255,000); and (iii) for the year ended December 31, 1995, there were no losses attributable to American's investments in any EWG or FUCO.
      Rule 53(c). Rule 53(c) is inapplicable because the require-ments of Rule 53(a) and (b) have been satisfied."
      The Company hereby requests authority to retain the 2.25% Applicable Percentage currently in effect upon amendment of the Mortgage to delete the third paragraph of Part I of Section 40.
                               SIGNATURE
      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.
                                      APPALACHIAN POWER COMPANY

                                      By:      /s/ A. A. Pena
                                            A. A. Pena, Treasurer
Date:  December 17, 1996